Exhibit 4.59

Ref: CDT/ADMN/360/2009	Date: December 8, 2009

Bharat Aluminium Company Limited

BALCO Nagar

Korba 495694

Chhatisgarh

Attn. Mr. V. Ramanathan, CFO/ Mr. Prahlad Rawat—AGM Finance

Dear Sirs,

We refer to our recent discussions and are pleased to inform you that DBS Bank Limited., Singapore (“we” or the “Bank”) is willing to extend the following Buyers Credit Import Advance facility (the “Facility”) to M/s Bharat Aluminium Company Limited (“you” or the “Borrower”) subject to the following terms and conditions:

1.	Amount and Facility:	(1) Uncommitted multicurrency buyer’s credit Facility of floating rate (“Facility”) equivalent up to US$ 50,000,000/- (United States Dollars Fifty Million Only) operative under External Commercial Borrowing (ECB) Guidelines of Reserve Bank of India and other regulatory guidelines/policies/regulations, as may be applicable from time to time in India of an advance (“Advance”) under the Facility may be in United States Dollars, Euro, Swiss Franc, Japanese Yen and / or Great Britain Pound (subject to availability) for trade advances up to a maximum tenor of 1 year for raw materials and 3 years for capex.

(2) If by reason of any material and adverse change in the Indian or international financial and capital markets, or any material and adverse change in Indian or international financial political or economic conditions or any currency availability or exchange rates or control, the foreign currency requested for by the Borrower under the Facility is unavailable to the Bank, the borrower’s request for such foreign currency shall (on notice by the Bank) be deemed to be withdrawn and the Borrower may request for an alternative foreign currency subject to the terms herein and to availability of that currency.

2.	Purpose:	To assist the company in the import of goods into India upto 1 year for raw materials and upto 3 years for capex

Incorporated in Singapore with Limited Liability Biz Regn No. 49413400 C	DBS Bank Ltd 3rd Floor, Fort House 221, Dr. D. N. Road, Fort Mumbai—400 001 India	Tel :91.22.6638 8888 Fax :91.22.6638 8888 SWI: Dest: DBSS SINBB www.dbs.com

3.	Security:	First Parri Passue Charge on capital goods imported under the facility (Charge to be perfected within 9 months from 1st Drawdown of facility)

4.	Availability and Availability Period:

(1) The Facility is uncommitted in nature. Accordingly the availability and maximum limit of the Facility is subject to the Bank’s review at any time and from time to time at its absolute discretion. The Bank will consider each request for the drawdown of an Advance made during the Availability Period (as defined hereinafter) for acceptance or refusal in its absolute discretion, notwithstanding previous requests may have been permitted. The Bank may at any time in its absolute discretion and without assigning any reason thereof and notwithstanding any other provision in this letter, standard conditions or any other document and without prior notice to the Borrower to:

(i)      vary, terminate, reduce, suspend or cancel the undrawn amount of the Facility and cease to make available any further utilization of the Facility;, and/or

(ii)     to demand immediate repayment of all the moneys and liabilities owing to the Bank under the Uncommitted Facility, whether actual or contingent if, at the relevant time, any one or more of the Events of Defaults has occurred and upon such demand the moneys so demanded by the Bank shall become a debt due and payable by you to us forthwith; or

(iii)    if no such Event of Default shall have occurred, to demand in writing repayment of all moneys and liabilities owing to us under the Facility (whether actual or contingent) and upon such demand, the moneys so demanded by us shall become a debt due and payable by you to us on the earlier of the following:

(a)    the Interest Payment Date (as defined hereinafter) following such demand; and

(b)    the date of expiry of 7 days from the date upon which such demand was made by us.

“Availability Period” for this purpose means the period beginning from the date of receipt by the Bank of the duplicate copy of this letter duly accepted on behalf of the Borrower and ending on (whichever is the earliest) (a) 6 months from offer letter date; or (b) the day on which an Event of Default as specified in the clause 13 shall have occurred; or (c) the day on which the Bank shall have withdrawn the Facility in accordance with sub-Clause (a) of this clause.

5A.	Conditions Precedent:

Each Advance may be made by the Bank to the Borrower subject to the Borrower’s representations then being true and to receipt by the Bank of the Borrower’s notice for the drawdown of an Advance (“Drawdown Notice”) in writing in the form specified in attachment [ ] entitled “Form of Drawdown Notice” requesting for an Advance in a form and substance satisfactory to the Bank. Additionally, an Advance may be made available by the Bank to the Borrower after receipt by the Bank, in form and substance satisfactory to the Bank, of:

(i)       this, letter, duly executed on behalf of the Borrower;

(ii)      a certified true copy of the Borrower’s certificate of incorporation;

(iii)    a certified true copy of the Borrower’s memorandum and articles of association including all amendments thereto, up to the date of this Letter

(iv) A demand promissory note (“DP Note”) and, if so required by the Bank, other facility documents such as, but not limited to, a guarantee ( “Guarantee”) by a person acceptable to the Bank, declaration (“Declaration”), undertaking (“Undertaking”) or any other instrument creating or evidencing the creation of any mortgage, charge, lien, encumbrance any other security interest or any other third party interest on or with respect to any property, in favour of the Bank as and by way of security for repayment of the outstanding amount of the Facility drawn-down as reduced by repayment and/or pre-payment (the “Loan”), and payment of interests, costs, charges and all other amounts payable by the Borrower to the Bank (“Loan Amounts”), (the aforesaid DP Note and other documents the “Security Documents”), and any other deeds, documents and writings as may be required (all of which together with this Letter Agreement and the Security Documents to be known as the “Facility Documents”)

(v)     a certified extract of the Borrower’s board resolutions and shareholders’ resolutions if required under the Borrower’s constitutional documents or under the laws of the Borrower’s country of incorporation or business, accepting this Letter and the Facility, as well as for the issuance of the D/P Note required under this Letter in the Bank’s format;

(vi)    such other documents as the Bank may require in relation to the Facility, and;

5B	Documentation

(a)      Board Resolution;

(b)      Offer cum Agreement letter duly accepted

(c)      Demand Promissory note for USD 50 Million

(d)      Deed of hypothecation

(e)      No-Objection/Pari Passu letter, as applicable from the existing charge holders

(f)       Filing of Form 8 evidencing creation of charge

Security documents as stated in Serial (a) to (d), above to be completed/submitted before the draw-down of the Facility and security document as stated in Serial (e) to (g) above to be completed on or before 9 months of first drawdown.

6.	Drawdown Notice:

The Borrower shall give the Bank a Drawdown Notice for the drawing of an Advance (four) Business Day’s prior or such other period mutually agreed by the Borrower and the Bank. Every Drawdown Notice must be accompanied by the following documents:

(i)       the Borrower’s written instructions to the Bank to pay down the proceeds of each Advance (the “Advance”) directly to the supplier mentioned in the drawdown notice as per attached format;

(ii)     evidence, acceptable to the Bank, that the import transaction is in compliance with the procedures/provisions set out under the Master Circular- Import of Goods and Services into India issued by the Reserve Bank of India as amended from time to time;

(iii)    Copies of the relevant trade documents evidencing the shipment of the goods including but not limited to Commercial Invoice for the purchase by the Borrower and Bill of Lading; and

(iv)    an undertaking in form and substance acceptable to the Bank, to provide the Bill of Entry of the goods within 30 days of arrival of the goods in India or, such other period as mutually agreed between the Bank and Borrower.

7.	Interest:

(1) Each Advance shall bear interest at the rate being the aggregate of a margin over LIBOR.

“LIBOR” means, in relation to any Advance or any unpaid sum in a particular currency:

(i)      the rate per annum determined by the Bank to be the offered rate (if any) appearing on the LIBOR01 page of Reuters screen which displays the British Bankers Association Interest Settlement Rate for deposits in the currency of the relevant Advance or unpaid sum and for the specified period or any equivalent successor to such page at or about 11.00 a.m. (London time) two business days prior to the drawdown date.

(ii)     If no such rate appears on the Reuters screen, the rate per annum determined by the Bank to be equal to the arithmetic mean (rounded upwards, if not already such a multiple, to the nearest whole multiple of one-sixteenth of one per cent) of the rates (as notified to the Bank) at which the principal London offices of Bank of America NA, The Hong Kong and Shanghai Banking Corporation Limited and Calyon was offering to prime banks in the London interbank market deposits in the currency of the relevant Advance or unpaid sum and for the specified period at or about 11.00 a.m. (London time) two business days prior to the drawdown date.

(2) For the purpose of this definition “specified period” means the interest period (“Interest Period”) of the relevant Advance or, as the case may be, the period in respect of which LIBOR falls to be determined in relation to such unpaid sum.

(3) For the purpose of this Letter “business day” means a day (other than a Saturday and Sunday) on which banks are generally open for business in Mumbai, London Singapore, and for payment or purchase of US Dollars, New York City, for payment or purchase of Euro, Frankfurt, Germany, for payment or purchase of Swiss Franc, Zurich, Switzerland, for payment or purchase of Japanese Yen, Tokyo, Japan and for payment or purchase of Great Britain Pound, London, United Kingdom. For purposes of determining LIBOR, “business day” means a day (other than Saturday and Sunday) on which banks are generally open for business in London.

(4) Interest shall be payable on the last day of the relevant Interest Periods for which interest has been determined in accordance with this clause. All interest (including default interest) shall be calculated for the actual number of days elapsed and on the basis of a year of 360 days.

(5) Any sum which the Borrower fails to pay when due shall be regarded as an advance made by the Bank to which the provisions of this Clause shall apply mutatis mutandis save that in applying this Clause, the rate of interest shall be two per cent per annum in excess of that determined in accordance with the foregoing provisions and for the purposes of such application “Advance” shall mean such unpaid sum and “interest periods” shall mean the period of 30, 60, 90, 120, 150, 180 or
360 days or less selected by the Bank from time to time, between the due date thereof and payment thereof in full Provided that if any unpaid sum is of principal of an Advance repayable during an
Interest Period pursuant to Clause 7, the rate of interest applicable to such unpaid sum during the unexpired portion of that interest period shall be that which exceeds by 3% per annum rate applicable to it immediately before it fell due.

(6) Any determination by the Bank of an interest rate applicable under this Clause shall in the absence of manifest error be conclusive and binding on the Borrower for all purposes.

8.	Tenor and Repayment:	Each Advance is for a period of 30, 60, 90, 120, 150,180 or 360 days for raw materials and maximum upto 3 years for capex only, on the last day of which it shall be repaid in full together with accrued Interest calculated at the rates set out above, and other costs, expenses until the date of payment.

9.	Termination:

As this is an uncommitted Facility, the Bank may in its absolute discretion and without assigning any reason therefor and notwithstanding any other provision in this letter, standard conditions or any other document and without prior notice to the Borrower to:

(i)      vary, terminate, reduce, suspend or cancel the undrawn amount of the Facility and cease to make available any further utilization of the Facility;, and/or

(ii)     demand immediate repayment of all the moneys and liabilities owing to the Bank under the Uncommitted Facility, whether actual or contingent if, at the relevant time, any one or more of the Events of Defaults has occurred and upon such demand the moneys so demanded by the Bank shall become a debt due and payable by you to us forthwith; or

(iii)    even if no such Event of Default shall have occurred, to demand in writing repayment of all moneys and liabilities owing to us under the Facility (whether actual or contingent) and upon such demand, the moneys so demanded by us shall become a debt due and payable by you to us on the earlier of the following:

a.      The interest payment date following such demand; and

b.      The date of expiry of 7 days from the date upon which such demand was made by us.

10.	Payments:

(1) For advance in US Dollars

All payments by the Borrower to the Bank of the principal, interest and other charges in respect of the advances are to be made in New York same day funds or such other US Dollar funds commonly used for the settlement of international banking transactions in New York City, by crediting the Bank’s Account Number: 8900347880 CHIPS ID: 353240 SWIFT IRVTUS3N with Bank of New York, New York or such other account designated by the Bank.

(2) For advance in Japanese Yen

All payments by the Borrower to the Bank of the principal, interest and other charges in respect of the advances are to be made in Tokyo same day funds or such other Yen funds commonly used for the settlement of international banking transactions in Tokyo, by credit to the Banks Account Number 3071 SWIFT Address: SMBCJPJT with Sumitomo Mitsubishi Bank Ltd. Tokyo or such other account designated by the Bank.

(3) For advance in Euro

All payments by the Borrower to the Bank of the principal, interest and other charges in respect of the advances are to be made in Frankfurt same day funds or such other EURO funds commonly used for the settlement of international banking transactions in Frankfurt, by credit to the Banks Account Number 411/6059/008 SWIFT Address: CITIDEFF with Citibank, Frankfurt or such other account designated by the Bank.

(4) For advance in Swiss Franc

All payments by the Borrower to the Bank of the principal, interest and other charges in respect of the advances are to be made in Zurich same day funds or such other CHF funds commonly used for the settlement of international banking transactions in Zurich, by credit to the Banks’ Account Number 0230-36478.05N SWIFT Address: UBSWCHZH80A with UBS, Zurich or such other account designated by the Bank.

(5) For advance in Great Britain Pound

All payments by the Borrower to the Bank of the principal, interest and other charges in respect of the advances are to be made in London same day funds or such other GBP funds commonly used for the settlement of international banking transactions in London, by credit to the Banks’ Account Number 440 0010001271 SWIFT Address: NWBKGB2L with National Westminster Bank, London or such other account designated by the Bank.

(6) Notwithstanding any other provision herein, if on any date an amount (“first amount”) is to be advanced by the Bank and an amount (“second amount”) is due from the Borrower to the Bank hereunder, the Bank shall apply the first amount in or towards payment of the second amount. The Bank shall remain obliged to advance any excess (or, as the case may be, the Borrower shall remain obliged to pay any shortfall) in accordance with this Paragraph.

11.	Representations and Warranties:

(1) The Borrower’s execution hereof shall constitute its representations and warranties as of such date that:

(i)       the Borrower is a company duly incorporated under the laws of India

(ii)      the execution, delivery and performance of the Facility

Documents are within its corporate powers, have been duly authorized by all necessary corporate action, have received all necessary governmental approvals, and do not contravene any law or contractual restriction binding on the Borrower;

(iii)   the Facility Documents are, and all documents contemplated there under when issued are or will be when issued, legal, valid and binding obligations of the Borrower enforceable in accordance with their terms;

(iv)    no material litigation, arbitration or administrative proceedings are at present current or pending nor, to the knowledge of the Borrower, threatened against it or against any of its assets which would in the Borrower’s reasonable opinion, have a material adverse effect on its business, assets and condition and;

(2) Each of the above representations and warranties shall be continuing and shall survive the execution and delivery of this Letter up to the complete fulfillment of the Borrower’s obligations hereunder.

12.	Covenants and Undertakings

(1) The Borrower covenants and undertakes that:

(i)      its payment obligations under this Letter are unconditional and unsubordinated and will at all times rank at least “pari passu” with all its other secured and unsubordinated indebtedness; and

(ii)     It will maintain a positive net worth at all times.

(iii)    It will not enter into any negotiations or convene a meeting with any of its creditors with a view towards readjustment or rescheduling of any of its indebtedness or propose or make any arrangements for composition with, or any assignment for the benefit of its respective creditors without the banks prior written consent;

(iv)    The Borrower will not, sell, transfer, lease out, lend or otherwise dispose of all or substantially all of its respective assets or any part of such assets which, either alone or when aggregated with all other disposals required to be taken into account under this paragraph, is substantial in relation to its respective assets, of which (either alone or when so aggregated) could have a material or adverse effect on it;

(v)     substantially alter the nature of its business or amend or alter any provision in its constitutive documents relating to its borrowing powers and principal business activities;

(vi)    undertake or permit any re-organisation, amalgamation, reconstruction, take-over or any other schemes of compromise or arrangement affecting its present constitution without the Bank’s prior written consent.

13.	Events of Default:

(1) The Bank’s obligation to make the Facility available to the Borrower shall cease and all amounts, interest and other charges outstanding hereunder shall be immediately due and payable if any of the following events occurs:

(i)      Failure by the Borrower to pay when due any amount, interest or any other amount payable under the Facility Documents; or

(ii)    The Borrower breaches any representation or warranty in any Facility Document in any material respect or breaches any covenant or undertaking, declaration or statement given by it; or

(iii)    Any other indebtedness of the Borrower is not paid when due, or is or is declared to be or is capable of being declared due and payable before its normal maturity or if the borrower defaults under any foreign exchange or foreign exchange options transactions (or other similar transactions), or any derivative transactions with any other parties; or

(iv)   The Borrower defaults in the performance of any of the provisions of any Facility Document , other than payment default or default under any covenant and undertaking and such default remains unremedied for 30 days after the default shall have occurred or such other period as mutually agreed between the Bank and Borrower; or

(v)    The Borrower is insolvent or unable to pay its debts, stops, suspends or threatens to stop or suspend payment of all or a material part of (or of a particular type of) its indebtedness, begins negotiations or takes any other step with a view to deferring, rescheduling or readjusting all or a material part of (or a particular type of) its indebtedness (or of any part of its respective indebtedness which it will or might otherwise be unable to pay when due), proposes or makes a general assignment or an arrangement or composition with or for the benefit of its creditors, or a moratorium is agreed or declared in respect of or affecting all or a material part of (or of a particular type of) its indebtedness; or

(vi)   The Borrower takes any corporate action or applies to any court for its winding up or the appointment of a liquidator or a receiver or a similar officer of all or any part of its properties is appointed or any step is taken by any person with a view to the bankruptcy, liquidation, winding up or dissolution of the Borrower or for the appointment of a liquidator (including a provisional liquidator), receiver and/or manager, judicial manager, trustee, administrator, agent or similar officer of the Borrower; or

(vii)  Any security on or over any part of the Borrower assets becomes enforceable or a distress, attachment, writ of seizure and sale, garnishee order, injunction or any form of execution is levied or enforced upon or issued against any such assets ; or

(viii) Any provision herein is or becomes, or is claimed by the Borrower to be, for any reason invalid or unenforceable, or it is or will become unlawful for the Borrower to perform or comply with any of its obligations hereunder; or

(ix)   The Borrower changes or threatens to change the nature or scope of its businesses, ceases or suspends or threatens to cease or suspend all or a substantial part of its business operations or any governmental or other authority takes any step to expropriate, nationalize or compulsorily acquire all or a substantial part of its assets or share capital; or

(x)     The Borrower’s present management is wholly or substantially changed or displaced or has its authority curtailed; or

(xi)   Vedanta Group(defined as Vedanta Resources Plc and its operating subsidiaries) cease to exercise management control and majority ownership of the borrower, or

(xii)  Any circumstances arises which gives reasonable grounds in the opinion of the Bank for the belief that the Borrower may not (or may be unable to) perform its obligations under this Letter; or

(xiii)  Invalidity, Repudiation and Illegality: Any provision of any of the Facility Documents is or becomes, or is claimed by the Borrower to be, for any reason invalid or unenforceable; or it is or will become unlawful for the Borrower to perform or comply with any of its obligations under any of the Facility Documents to which it is a party or

(xiv)  Material or Adverse Change: Any event or change or series of events or changes occurs which, in DBS Bank’s opinion, might have a material or adverse effect on the business or financial condition of the Borrower or a material or adverse effect on the ability of the Borrower to perform its obligations under the facility documents;

(2) Upon the notice referred to in Paragraph 12 (1) above being given to the Borrower :-

(i)      any Facility which has not been drawn-down, utilised or cancelled shall automatically be cancelled and forthwith cease;

(ii)     any sum repaid to the Bank by the Borrower shall be applied at the Bank’s sole discretion towards the settlement and discharge of the Borrower’s liabilities and obligations on any account;

the Borrower shall without demand immediately procure the complete and unconditional release of the Bank from all its liabilities and obligations (whether contingent or otherwise) and including without limitation, all of the Bank’s liabilities and obligations under all notes and bills accepted, endorsed or discounted by and all letters of guarantee and documentary credits entered into or issued by the Bank for the Borrower’s account or at the Borrower’s request failing which the Borrower shall without demand immediately pay to the Bank such sums as may be necessary to be paid to the beneficiaries or any other persons whatsoever under or in relation to the said notes, bills, letters of guarantee and documentary credits in order for the Bank to obtain such release together with all costs and expenses incurred or which may be incurred by the Bank in respect thereof; and the Borrower shall provide cash cover for all contingent liabilities and for all notes and bills accepted endorsed or discounted by and letters of guarantee and documentary credits entered into or issued by the Bank for the Borrower’s account or at the Borrower’s request.

14.	Information:

(1) The Borrower shall provide the Bank with financial information, accounting statements and/or any other documents which the bank may reasonably request.

(2) The Borrower shall provide the Bank with (i) its audited financial statements not later than six (6) months after the end of each financial year (ii) its unaudited statements not later than ninety (90) days after the end of each half-year; and (iii) its management reports, comprising at least of its unaudited balance sheet and profit and loss statement for and as at the end of each quarter, as soon as available but not later than 90 days after the end of each quarter; and (iii) promptly any other information, certifications and / or documents as may from time to time required by the Bank.

(3) The Borrower shall promptly notify the Bank of the occurrence of any Event of Default or prospective Event of Default and the steps being taken to rectify any such Event of Default or prospective Event of Default.

(4) The Borrower shall forthwith provide the Bank with all amendments to the Memorandum and Articles of Association of the Borrower as and when the same are effected.

15.	Indemnity/Break Funding costs:

(1) The Borrower shall indemnify the bank against any expenses, costs, losses or damages suffered by it in connection with the Facility Documents, including legal costs and expenses on an indemnity basis incurred by the Bank in the preservation, enforcement or contemplation of enforcement of its rights thereunder and/or at law.

(2) The Bank is hereby authorized to accept, rely and act upon all written instructions and/or instructions by telephone, telex, facsimile transmission or other electronic means by the Borrower and by any person(s) so authorized by the Borrower to give instructions on behalf of the Borrower including, without limitation, instructions to make drawings under the Facility and the Bank shall be entitled to act upon any written instructions given or purported to be give by the Borrower and by any person(s) so authorized, and the Bank’s determination of any written instructions shall be conclusive and the Borrower will indemnify the Bank against any cost or expense suffered or incurred by the Bank as a result of the Bank acting on any such instructions which it believed in good faith to be genuine and to be what was intended. In the event the Bank is of the opinion that there are errors or ambiguities in the instructions, which opinion shall be conclusive and binding on the Borrower, the Bank will not be held responsible for acting or omitting to act on such instructions.

(3) If the Borrower prepays any Advance before its maturity date, the Borrower shall pay any break funding costs incurred by the Bank. The Borrower will also pay break funding costs for any Advances requested but not made. In this connection, the Borrower will also pay any unwinding costs for foreign exchange, or any derivative transactions determinated before the contracted maturity date. The Bank’s determination of its break funding and other costs incurred under this sub-paragraph shall be final and conclusive absent manifest error.

16.	Set-off and Application:

(1) The Bank may, without notice to the Borrower, combine, consolidate or merge all or any accounts of the Borrower whether alone or jointly with any other person (whether in Singapore or elsewhere) with, and the liabilities to, the Bank, and may set off any sum standing to the credit of any such accounts in or towards satisfaction of the Borrower’s obligations hereunder notwithstanding that the balances on the accounts and the liabilities may not be expressed in the same currency and the Bank is hereby authorized to effect any necessary conversions at the Bank’s then prevailing exchange rate.

(2) If any sum paid or recovered by the Bank is less than the amount then due from the Borrower to the Bank, the bank may apply the sum received to the amounts outstanding in such proportions and order as it thinks fit.

(3) The Borrower irrevocably authorizes the Bank to debit its accounts with the Bank (whether in Mumbai or elsewhere and whether alone or jointly or jointly with any other person) at any time and without any notice to the Borrower for amounts owing under the Facility provided always that any such debiting shall not be deemed to be a payment of any moneys to which it relates except to the extent of any amount in credit in that account.

17.	Rights of Bank:	The rights of the Bank hereunder are cumulative, may be exercised as often as the Bank thinks fit and are in addition to the rights under the general law. The rights of the Bank are not capable of being waived or varied except by an express waiver or variation in writing.

18.	Assignment:	The Borrower may not assign or transfer any rights or obligations hereunder without the Bank’s prior written consent. The Bank may make the Facility available and receive the benefit of any payment due to it through any of its offices and may at any time without the consent of and without notice to the Borrower or any other person assign or transfer all or any part of its benefits, rights and/or obligations hereunder to any person as the Bank shall think fit. Any such assignee or transferee shall be entitled to the full benefit of such rights and/or obligations as if it were the Bank in respect of the rights or obligations assigned or transferred to it.

18A	Special Consultant	If the Bank determines that the Borrower is or will be unable to perform its obligations hereunder, the Bank may appoint on the borrower’s behalf or require the Borrower to appoint a Special Consultant to conduct an audit of the Borrower or perform such other duties as the Bank may specify. The Bank may nominate any person whom the Bank considers suitably qualified to be the Special Consultant (including without limitation an accountant, lawyer, banker or engineer). A Special Consultant so appointed shall be the agent of the Borrower, who shall be solely responsible for the Special Consultant’s acts, defaults and remuneration.

19.	Expenses:

All costs, charges and expenses legal or otherwise incurred in connection with documenting the Facility Documents and the related documents contemplated hereunder execution and perfection thereof and the preservation and enforcement or attempted preservation or enforcement of the rights of the Bank for the recovery of monies due and payable under the Facility or in conection with dealing with any third party claim or order against the Borrower’s accounts with the Bank are to the account of the Borrower and shall be payable by the Borrower upon and in accordance with the Bank’s instructions from time to time on an indemnity basis. All such payments shall be paid in the currencies in which such costs and expenses were incurred. If the Bank in its discretion pays any such costs, charges, expenses, taxes the Borrower shall forthwith on demand repay the same to the Bank together with interest thereon at the rate(s) referred to in Paragraph 6 above.

The Borrower shall also pay the Bank on demand all broken funding costs for any advances prepaid, any advances requested for but not made, unwinding costs for foreign exchange and such amounts as the Bank may certify as sufficient to indemnify the Bank in respect of the costs, expenses or loss incurred by the Bank resulting from such pre-Payment or non-Payment.

20.	Notices:	All notices, statements, confirmations etc. hereunder must be in writing and delivered to the address given above or to the last address notified by either party to the other in writing.

21.	Non-Waiver:	No failure or delay in exercising any right, power or privilege under this Letter will operate as a waiver thereof nor will any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any right, power or privileges under this Letter.

22.	Disclosure of Information:

(1) The Borrower authorizes the Bank and its officers or agents to disclose any information (“Information”) in connection with the Borrower or its account or the Facility to any person to whom such disclosure is permitted or required under any law or pursuant to any court order. The Bank may also disclose Information to (a) any competent authority under the relevant laws or (b) to its branches or any of its related companies or a potential assignee or transferee, (c) to any person providing security to the Bank for the payment and discharge of all obligations of the Borrower hereunder, (d) any person in connection with a Transfer or proposed Transfer (e) any person for the purpose of enforcing or protecting its rights or interest in relation to the Facility (e) any person in connection with any insolvency proceeding relating to the Borrower or any other person in connection with the Facility (f) any government department, agency or statutory board if, in the Bank’s opinion, this is necessary or desirable in connection with the Facilities. “Transfer” includes any assignment or transfer of any of the Bank’s rights or obligations, any participation, sub-participation, transfer of credit or other risk (entirely or in part) or benefit (entirely or in part) by any means, and entry into any other contractual relationship, in relation to the Facilities.

(2) The right of the Bank hereunder is without prejudice to the right of the Bank under law to make disclosures of information relating to the Borrower and also without prejudice to the terms of any other express consent given by the Borrower relating to disclosures of information relating to the Facility and/or the Borrower or its accounts with the Bank.

23.	Third Parties Rights:	A person who is not a party to this Letter has no rights under the Contracts (Rights of Third Parties) Act, 1999 of United Kingdom to enforce any term of this Letter.

24.	Withholding and other Tax:

(1) All payments to be made by the Borrower hereunder shall be made without set-off or counterclaim and free and clear of any deduction or withholding: if the Borrower is required by law to make any deduction or withholding on account of tax or otherwise from any such payment, then the sum due from the Borrower in respect of such payment shall be increased to the extent necessary to ensure that, after making of such deduction or withholding, the Bank receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which the Bank would have received had no such deduction or withholding been made.

(2) If the Borrower makes payment for withholding tax in relation to the Facility and the Bank in the country in which it is incorporated receives or is granted a credit against a relief, remission or repayment of any tax paid or payable by the Borrower in respect of or calculated by reference to the deduction or withholding giving rise to such payment the Bank shall to the extent that it can do so without prejudice to the retention of the amount of such credit, relief, remission or repayment and without leaving it in any worse position than that in which it would have been had such tax not been required to be made, reimburse such amount to the Borrower as the Bank shall in its sole discretion determine to be attributable to such deduction or withholding. Nothing herein contained shall oblige the Bank to disclose any of the books and other records or information of the Bank nor shall anything herein contained interfere with the right of the Bank to arrange its tax and commercial affairs and its dealing with its various Borrowers in whatever manner it thinks fit and in particular the Bank shall be under no obligation to claim credit, relief, remission, or repayment from or against its corporate profits or similar tax liability in respect of the amount of any tax as aforesaid

(3)      The Borrower will pay all goods and services and all other levies and taxes now or hereafter imposed by law on any payment hereunder and indemnify the Bank against such payment. The Bank shall have the right to debit the same from the Borrower’s account(s).

25.	Increased Costs	If on or after the date hereof, the introduction of any applicable law, rule or regulations or any change therein or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof or compliance by the Bank or its lending office with any request or directive of any such authority, central bank or comparable agency, shall impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of or credit extended by the bank or its lending office, any other condition affecting the loan and result of any of the forgoing is to increase to cost to the Bank or to its Lending office of making or maintaining the facility to be granted herein or to reduce the amount of any sum receive or receivable by the Bank or its Lending office under this Letter with respect thereto by an amount deemed by the Bank to be material, then within 15 days after demand by Bank, the Borrower shall pay to the Bank such additional amount or will compensate the Bank for such increased cost or reduction.

26.	Other Conditions

(1)    Rights Binding on Borrower The rights given to the Bank in the facility documents shall be binding on the Borrower and its successors and shall not be determined or in any way prejudiced or affected by (i) any liquidation (whether compulsory or voluntary) affecting the Borrower or any change in the Borrower’s constitution whether by way of amalgamation, consolidation, reconstruction or otherwise, or (ii) any change in the Bank’s constitution whether by way of amalgamation, consolidation, reconstruction or otherwise.

(2)    Material and Adverse Change If by reason of any material and adverse change in the international financial and capital markets, or any material and adverse change in national or international financial political or economic conditions or any currency availability or exchange rates or control, the foreign currency requested for by the Borrower under the Facility is unavailable to the Bank, the Borrower’s request for such foreign currency shall (upon the Bank’s notification to the Borrower of the unavailability) be deemed to be withdrawn and the Borrower may request for an alternative foreign currency subject to the terms of the Facility Letter and to availability.

(3)    Severability: The illegality, invalidity or unenforceability of any provision or part thereof of the facility Document under the law of any jurisdiction shall not affect or impair the validity, legality and enforceability of any other provision or part of the provision and the remaining provisions of the facility documents shall be construed as if such invalid, unlawful or unenforceable provision or part thereof had never been contained in the facility documents.

(4)    Currency Indemnity If the Bank receives or recovers any sum due to it from the Borrower in a currency (the “Relevant Currency”) other than the currency in which such sum is due (the “Currency of Account”) (whether as a result of, or arising from the enforcement of, a judgement or order of a court or tribunal of any jurisdiction, or in the bankruptcy or dissolution of the Borrower or otherwise) this shall only discharge the Borrower to the extent of the amount in the Currency of Account which the Bank is able, in accordance with its usual practice, to exchange or purchase with the amount of the Relevant Currency so received or recovered on the date of receipt or recovery (or, if it is not practicable to make that exchange or purchase on that date, on the first date on which it is practicable to do so). If that amount in the Currency of Account is less than the amount of the Currency of Account due to Bank, the Borrower shall indemnify the Bank against any loss sustained by it as a result. In any event, the Borrower shall indemnify the Bank against the cost of making any such exchange or purchase.

27.	Illegality	If on or after date of this letter, on account of introduction of any applicable law, rule or regulation or any change therein or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof shall makes it unlawful or impossible for the Bank or its lending office to make and maintain loan facility contemplated herein, the Bank shall be entitled to cancel or suspend the facility hereunder and also shall be entitled to call upon the Borrower for payment of principal and payment of interest and other sums accruing due hereunder.

28.	Statement/Certificate	A statement or certificate in writing issued by the Bank or signed by any of its authorized officer(s) (including any computer generated statement or certificate) certifying any sum payable to it or any other certificate, determination or opinion of the Bank under the Facility shall (in the absence of manifest error) be final and conclusive and binding upon the Borrower. The entries in the accounts which the Bank maintains in accordance with its usual practice shall be prima facie evidence of the existence and amounts of the obligations of the Borrower recorded in them.

29.	Notices	Unless otherwise agreed, all notices, statements, confirmations and correspondence to the Borrower shall be sent by post or left at the registered office or principal place of business or address in the Bank’s records or if sent by fax, to the numbers in the Bank’s records, and shall be deemed to be received by the Borrower on the date following such posting, or on the day when so left, or on dispatch of such fax.

30.	Law and Jurisdiction:	The laws of England shall govern this Letter, the Facility and ancillary documents. The Borrower hereby irrevocably submits to the non-exclusive jurisdiction of the courts of England. The Borrower may appoint its agent to receive service of process in England and agrees that the Bank may serve any writ of summons or other legal process on it by sending the same by hand or by registered post to such address within England and service shall be deemed to be good and effectual service on the Borrower notwithstanding it is returned by the post office undelivered. Nothing affects the Bank’s right to serve process in any other manner permitted under any applicable law.

As per the Indian Bank’s Association Circular (No. DB/LEG/MCA-21/944) dated 17th April, 2006, all directors of your company are mandatorily required to obtain “Directors Identification Number (DIN) and “Corporate Identification Number” (CIN) in order to ensure that proper e-filing of charge forms with Registrar of Companies is done / completed.

Any of the above terms and conditions (including, without limitation, any reduction / cancellation / variation of the Facility or any part thereof) may be amended by the Bank from time to time and advised to the Borrower; such amendments to be effective upon such advice or notification to the Borrower.

We trust this offer meets with your approval. Please sign and return to us the duplicate copy of this Letter, together with the documents mentioned under Clause 5 (“Conditions Precedent”), as your acceptance within thirty (30) days from the date hereof thereby constituting your obligation to borrow the moneys upon the terms and conditions set out herein failing which the offer of the Facility in this Letter shall lapse and be of no effect.

We look forward to a mutually beneficial long term and close relationship.

Should you require any clarification, please do not hesitate to contact Mr. Devapriya Anand Relationship Manager- Corporate Banking (DID: 022-67528304 Mobile 9833488395 or e-mail at devapriya@dbs.com.)

Yours for and on behalf of

DBS Bank Ltd., Singapore

/s/ Rishad Reporter
Rishad Reporter Head—Mumbai DBS Bank Ltd India

Demand Promissory Note

USD 50,000,000/-
To The Manager DBS Bank Ltd. Singapore

Dear Sirs,

ON DEMAND We, Bharat Aluminium Company Limited, unconditionally promise to pay DBS Bank Ltd. (the “Bank”) or order at their office mentioned above, the sum of USD 50,000,000/- (United States Dollar Fifty Million Only) with interest thereon at the rate of mutually agreed with monthly/quarterly rests and/or at a rate and/or rest which may from time to time be prescribed by the Bank, for value received.

*for M/s Bharat Aluminium Company Limited

Director / Authorized Signatory

*The common seal of M/s Bharat Aluminium Company Limited	)
was affixed hereunto pursuant to a resolution passed	)
by the Board of Directors at their meeting held on 18 May 2010)
)
in the presence of Mr. Dinesh Mantri and	)
Mr. Azad Shaw	)
of the company who have in token thereof	)
affixed their signatures hereto.	)

Acceptance by the Borrower

We hereby acknowledge and accept the terms and conditions set out in the Letter issued by the Bank to us and of which this is a duplicate copy.

In terms of extent Reserve Bank of India regulations, we also confirm and undertake that we shall utilize the facilities, sanctioned by DBS Bank, only for such purposes for which they have been approved. We shall provide the confirmation at such frequencies as may be required by DBS Bank, which is not expected to be less than once every year”.

IN WITNESS WHEREOF the Parties hereto have set and subscribed their respective hands on the day, month and year first above-written.

The common seal of Bharat Aluminium Company Ltd	)
the Borrower withinnamed has been	)
hereunto affixed pursuant to a resolution	)
passed at a meeting of its board of directors	)
held on 18.05.2010 in the presence of	)
Mr. Dinesh Mantri and	)
Mr. Azad Shaw Director/Authorised	)
Signatory who has/have signed /counter	)
signed these presents in token of the	)
common seal having been affixed	)
in their presence.	)